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                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2007

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
                 (Translation of Registrant's Name Into English)

                              NO. 8, LI-HSIN RD. 6,
                              HSINCHU SCIENCE PARK,
                                     TAIWAN

                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    V                           Form 40-F
                      -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                            No    V
                -------                                       -------

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)


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            TSMC'S STATEMENT REGARDING SMIC'S SEPTEMBER 9 FILING WITH
                          THE HONG KONG STOCK EXCHANGE

Regarding SMIC's September 9 filing with the Hong Kong Stock Exchange, TSMC cannot comment on the details of the California Court's decision on TSMC's preliminary injunction motion because the Court's order is presently filed under seal, and not to be made public by either party. Based on our understanding of the Court's decision, we remain highly confident of our likelihood of prevailing on the merits at trial.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Taiwan Semiconductor Manufacturing Company Ltd.


Date: September 10, 2007      By /s/ Lora Ho
                                 ----------------------------------------------
                                     Lora Ho
                                     Vice President & Chief Financial Officer